news release

November 28, 2013

Radius Provides Update on Santa Brigida Silver-Gold Project, Mexico

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) would like to update its shareholders on the status of its Santa Brigida property in Guanajuato, Mexico.

In February 2013, the Company was granted an option to acquire a 100% interest in the Santa Brígida project, a 10,800 hectare property which hosts a low-sulphidation, epithermal silver-gold vein system located approximately 80 km ENE of the city of Guanajuato in Mexico (see Radius news release of February 26, 2013).

An IP-resistivity survey was designed and completed over the southeastern strike extension of the Santa Brígida and Pozos vein systems, to explore for Ag-Au mineralization under soil and caliche cover.  The survey defined a number of resistivity and IP targets which were interpreted as possible manifestations of quartz vein under cover.  A first phase, 8-hole drill program was designed to test the highest priority geophysical targets.  The Company ceased drilling operations after a review of the results of the first three diamond drill holes, totaling 656 linear metres.  These drill holes targeted two prospective IP-resistivity anomalies located southeast of the Pozos vein system.  No significant precious metal concentrations were intersected and the Company has decided to drop its option on the property.

With its strong treasury of over 3.8 million common shares of B2Gold Inc. and the current depressed state of the resource equity markets, the Company is continuing a review of precious metal exploration projects and/or distressed junior companies that may be available for acquisition or joint venture.

Sampling & QA-QC Procedures

For the Santa Brigida diamond drilling program, the Company drilled NQ-sized drill core.  Samples of no greater length than 2 m were sawed, bagged, and sent to Acme Analytical Laboratories’ facility in Guadalajara, Jalisco, for crushing and pulverising.  The entire sample was crushed and pulverised as per Acme method code R200-250.  Sample aliquots were shipped to Acme’s Vancouver laboratories for analysis, and were analysed by methods 1DX (Aqua Regia digestion, multi-element ICP-MS analysis), with gold analysed by method 3B01 (fire assay fusion, ICP-ES analysis).  Any samples with > 30 ppm Ag from method 1DX were to be automatically re-assayed using method 7TD2 (4-acid digestion, ICP-ES analysis).

Reference materials were inserted into the sample stream at a rate sufficient that, on average, each analytical rack at the laboratory should contain at least one standard, one blank, and one coarse duplicate, equivalent to a total reference material rate of insertion of approximately 8% of total samples.  Three certified reference materials for Ag, Au, Pb, Zn, and Cu, were purchased from CDN Labs in Langley, British Columbia, to alternate between low, medium and high metal content reference materials.  The blank material used was a locally-derived barren felsic volcanic rock. Coarse duplicates were produced by quarter-sawing core samples.

Qualified Person

David Clark, M.Sc., P.Geo. (APEGBC), a Qualified Person as defined by National Instrument 43-101, oversaw the work program at Santa Brigida, and has verified and prepared the technical information contained in this news release.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury as a result of exploration asset sales and is looking for joint venture or project acquisition opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

“Simon Ridgway”

President and CEO

Symbols: TSXV-RDU; OTCBB-RDUFF

Contact:  Ralph Rushton, Director

Tel: (604) 801-5432;   Fax: (604) 662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.